UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                    FORM 11-K


                    Annual Report Pursuant to Section 15 (d)
                     of the Securities Exchange Act of 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

For the year ended December 31, 2005

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____


                        Commission file number 001-08533


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               ENGINEERED SUPPORT SYSTEMS, INC. 401(K) & EMPLOYEE
                              STOCK OWNERSHIP PLAN

       (Formerly known as ENGINEERED SUPPORT SYSTEMS, INC. EMPLOYEE STOCK
                                OWNERSHIP PLAN)


B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                        Engineered Support Systems, Inc.
                                 201 Evans Lane
                            St. Louis, Missouri 63121

                        Financial Statements and Exhibits

                        ENGINEERED SUPPORT SYSTEMS, INC.
                     401(K) & EMPLOYEE STOCK OWNERSHIP PLAN


                                December 31, 2005


                                Table of Contents
                                -----------------


Reports of Independent Registered Public Accounting Firms......................1

Financial Statements:
--------------------

         Statement of Net Assets Available For Plan Benefits...................3

         Statement of Changes In Net Assets Available For Plan Benefits........4

         Notes to Financial Statements.........................................5

Supplemental Schedules:
----------------------

         Report of Independent Registered Public Accounting Firm on
         Supplementary Information............................................12

         Schedule of Assets Held At End of Year...............................13

         Schedule of Reportable Transactions..................................14

         Schedule of Delinquent Participant Contributions.....................16


Exhibits:
--------

         23.1 Consent of Independent Registered Public Accounting Firm

         23.2 Consent of Independent Registered Public Accounting Firm

             Report of Independent Registered Public Accounting Firm



To the Pension Committee of
Engineered Support Systems, Inc. 401(k) &
Employee Stock Ownership Plan


We have audited the accompanying statement of net assets available for benefits of the Engineered Support Systems, Inc. 401(k) & Employee Stock Ownership Plan (the "Plan") as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting, accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material aspects, the net assets available for benefits at December 31, 2005, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ Rubin Brown LLP


St. Louis, Missouri
July 14, 2006

             Report of Independent Registered Public Accounting Firm



To the Participants and Administrator of Engineered Support Systems, Inc.
Employee Stock Ownership Plan



In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Engineered Support Systems, Inc. Employee Stock Ownership Plan (the "Plan") at December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri
June 28, 2005

Engineered Support Systems, Inc.
401(k) & Employee Stock Ownership Plan


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                           December 31,
                                                                              --------------------------------------
                                                                                     2005                 2004
                                                                              -----------------    -----------------
Assets:
Investments, At Fair Value (Note C)
   Common Collective Trusts.............................................      $               -    $      16,636,950
   Registered Investment Companies......................................             49,058,805           36,486,181
   Company Stock........................................................             47,886,106           47,789,442
   Guaranteed Income Fund...............................................             19,400,789                    -
   Participant Loans....................................................              2,683,262            2,401,337
                                                                              -----------------    -----------------
                                                                                    119,028,962          103,313,910

Employer contributions receivable.......................................              6,053,200            4,312,996
                                                                              -----------------    -----------------
Net Assets Available For Benefits.......................................      $     125,082,162    $     107,626,906
                                                                              =================    =================

See the accompanying notes to the financial statements.

Engineered Support Systems, Inc.
401(k) & Employee Stock Ownership Plan


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                        For the Years Ended
                                                                                            December 31,
                                                                               -------------------------------------
                                                                                      2005                2004
                                                                               -----------------   -----------------
Addition To Net Assets Attributed To:
Investment Income (Note C):
  Net realized and unrealized gain on Engineered Support Systems, Inc.
     common stock...........................................................   $       2,592,575   $       3,424,484
  Net appreciation from common collective trusts............................              93,496             615,401
  Net appreciation from registered investment companies.....................           3,560,048           3,703,275
  Net appreciation of the Guaranteed Income Fund............................             568,480                   -
  Interest and dividend income..............................................             621,796             497,307
                                                                               -----------------   -----------------
         Net Investment Income..............................................           7,436,395           8,240,467
                                                                               -----------------   -----------------

Contributions:
  Salary Deferral...........................................................           6,889,382           5,230,952
  Employer..................................................................           7,249,455           5,254,044
                                                                               -----------------   -----------------
         Total Contributions................................................          14,138,837          10,484,996
                                                                               -----------------   -----------------

Transfers Into The Plan:
  Transfer in from TAMSCO Tax Deferred Retirement Plan......................                   -           9,467,438
  Transfer in from Engineered Environments, Inc. 401(k) Retirement Plan.....                   -           1,097,645
  Transfer in from Prospective Computer Analysts, Inc. Employee Savings and
     Retirement Plan........................................................           3,743,754                   -
  Transfer in from Spacelink International, LLC 401(k) Retirement Plan......             761,001                   -
  Transfer in from Mobilized Systems, Inc. 401(k) Incentive Savings Plan....           1,522,989                   -
                                                                               -----------------   -----------------
     Total Transfers Into The Plan..........................................           6,027,744          10,565,083
                                                                               -----------------   -----------------
         Total Additions....................................................          27,602,976          29,290,546
                                                                               -----------------   -----------------

Deductions From Net Assets Attributed To:
Benefits paid directly to participants......................................         (10,099,320)        (11,142,832)
Plan expenses...............................................................             (48,400)             (7,311)
                                                                               -----------------   -----------------
         Total Deductions...................................................         (10,147,720)        (11,150,143)
                                                                               -----------------   -----------------
         Net Increase.......................................................          17,445,256          18,140,403

Net Assets Available For Benefits:
  Beginning Of Year.........................................................         107,626,906          89,486,503
                                                                               -----------------   -----------------
Net Assets Available For Benefits:
  End Of Year...............................................................   $     125,082,162   $     107,626,906
                                                                               =================   =================

See the accompanying notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS


Engineered Support Systems, Inc.
401(k) & Employee Stock Ownership Plan
December 31, 2005 and 2004

NOTE A - DESCRIPTION OF THE PLAN

The Plan is a combined 401(k) savings plan and a payroll-based employee stock ownership plan covering salaried employees and all non-salaried employees not otherwise covered by a collective bargaining agreement of the Company's following wholly-owned subsidiaries: Engineered Air Systems, Inc., Engineered Specialty Plastics, Inc., Engineered Coil Company, d/b/a Marlo Coil, Keco Industries, Inc., Engineered Electric Company, d/b/a Fermont, Radian, Inc., Universal Power Systems, Inc., Technical and Management Services Corp., Engineered Environments, Inc., System & Electronics Inc. employees hired after 2004, Spacelink International, LLC, Prospective Computer Analysts Inc., and Mobilized Systems, Inc. Eligible employees who have attained age 21 may enroll in the Plan. Upon enrollment, participants may elect to defer up to 50% of their compensation in the Plan, up to a maximum of $14,000 for the year ended December 31, 2005 and $13,000 for the year ended December 31, 2004 as adjusted annually by the Internal Revenue Service. For the years ended December 31, 2005 and 2004, additional catch up contributions in the amounts of $4,000 and $3,000, respectively, could be made by participants age 50 or older. The Plan allows forfeitures to offset administrative expenses of the Plan in addition to reducing employer contributions. The Plan allows for hardship withdrawals. The Plan limits loan repayments to five (5) years.

Contributions under the Plan consist of the following:

1. The amount of the salary deferrals of all Plan participants (the participant contribution)

2. The Company's discretionary contribution (the employer discretionary contribution). In 2005 and 2004, the Company's discretionary contribution was equal to 4.2% of eligible earnings

3. The Company's matching contribution of each participant's contribution up to a maximum of 6% of the participant's eligible compensation (the employer matching contribution). In 2005 and 2004, the Company's matching contribution was 40% of each participant's eligible contribution up to 6%.

All participant contributions are invested at the participant's discretion in the investment funds offered by the Plan and selected by the participant. Employee and employer contributions are 100% vested. All contributions by the Company are made in the form of Engineered Support Systems, Inc. common stock or cash.


Upon death, termination of service, or attainment of age 70 1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, a single annuity, the purchase of a joint and survivorship annuity with various survivor options, or a series of installment payments.


Each participant's account is credited with the participant's contributions, the employer's matching contribution or employer discretionary contribution, if applicable, and an allocation of Plan earnings. The allocation of earnings is determined by the earnings of the participant's investment selection based on each participant's account balance, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

The Plan allows participants to borrow from existing balances in their Plan investments. Participant loan balances must not exceed 50% of the participants vested account balance at the date the loan was processed with a minimum borrowing of $1,000 up to a maximum of $50,000. These loans are to be repaid with interest over a period not to exceed five years. The final installments are due at various dates through April 2024.

The Plan Administrator is Engineered Support Systems, Inc. acting through an Administrative Committee to administer the Plan. Prudential Trust Company is the Trustee of the Plan and therefore a party-in-interest under ERISA (Employee Retirement Income Security Act of 1974). Information about the Plan, including provisions for vesting, allocation of earnings, withdrawal provisions and the impact of Plan termination is contained in the Summary Plan Description. Copies of the Summary Plan Description are available from the Company.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Engineered Support Systems, Inc. Employee Stock Ownership Plan (the "Plan") are presented on the accrual basis of accounting, except that benefits due to participants are recorded as a reduction in net assets available for Plan benefits when paid.

Investments in the Engineered Support Systems, Inc. (the "Company") common stock are stated at fair value based on the last reported sales price on December 31, 2005 and 2004, respectively. Investments in registered investment companies, including the Dreyfus Premier Core Bond Fund-Class A, the EuroPacific Growth Fund, the Alliance Bern Growth & Income Fund-Class A, the Janus Twenty Fund, the Jennison Growth Fund-Class Z, the Dryden Stock Index Fund-Class Z, the INVESCO Technology Fund II-Investor Shares, the Franklin Small Cap Growth Fund II, the Jennison US Emerging Growth Fund-Class A, Vanguard Morgan Growth (Admiral Class), Vanguard Total Stock Market (Admiral Class), Vanguard Windsor (Admiral Class), Vanguard Institutional Index (Institutional Class), American Funds Balanced Fund-Class A, Vanguard 500 Index-Class A, Lord Abbett Small Cap Blend-Class A, and PIMCO Total Return-Class A are stated at the fair value of the underlying portfolio of securities, as determined by the respective manager. Investments in common collective trusts including the Prudential Stable Value Fund (managed by Wells Fargo Bank Minnesota, N.A.) are stated at the fair value of the underlying portfolio of securities, as determined by the respective manager. Investments in the Guaranteed Income Fund are stated at fair value of the underlying portfolio of securities, as determined by the respective manager.

Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net realized appreciation or depreciation on security transactions represent the difference between proceeds received and cost. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near-term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Participant loans are valued at their outstanding principal amount. These notes bear interest at a rate equal to the prime interest rate as of the effective date of the loan plus one percentage point.

Administrative expenses of the Plan are paid by the Company or are taken from balances available in the Plan forfeiture account with the exception of loan expenses paid by the participants.


The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets during the reporting period. Actual results could differ from these estimates.

NOTE C--INVESTMENTS

The following schedule presents information regarding assets held for investments:

                                                               December 31, 2005               December 31, 2004
                                                        ------------------------------------------------------------
                                                          Fair Value         Cost**        Fair Value       Cost**
                                                        ---------------  --------------   -------------  -----------
Engineered Support Systems, Inc.
   common stock, 1,150,003 and 806,981 shares,
   respectively...................................      *$   47,886,106  $    7,789,928   * $47,789,442  $13,478,857

Alliance Bern Growth & Income Fund-Class A,
   2,523,861 and 2,491,857 shares, respectively...      *     9,691,627       8,383,134   *   9,319,547    8,132,245

Janus Twenty Fund,
   141,531 and 129,596 shares, respectively.......      *     6,923,687       5,826,579   *   5,805,889    5,166,113

Dreyfus Premier Core Bond Fund-Class A,
   0 and 274,466 shares, respectively.............                    -               -       4,062,092    4,040,971

EuroPacific Growth Fund,
   168,810 and 126,267 shares, respectively.......      *     6,938,081       5,405,670   *   4,498,894    3,655,386

Franklin Small Cap Growth Fund II,
   0 and 353,739 shares, respectively.............                    -               -       4,188,268    3,457,555

Jennison US Emerging Growth Fund - Class Z,
   316,113 and 214,884 shares, respectively.......            6,492,956       5,586,603       3,756,172    3,760,464

Jennison Growth Fund-Class Z,
   133,355 and 123,180 shares, respectively.......            2,219,023       1,967,352       1,794,736    1,800,885

Dryden Stock Index Fund-Class Z,
   0 and 63,094 shares, respectively..............                    -               -       1,701,015    1,499,198

INVESCO Technology Fund II,
   0 and 53,442 shares, respectively..............                    -                       1,359,568    1,199,187

Lord Abbett Small Cap Blend Fund-Class A,
   342,263 and 0 shares, respectively.............            5,746,598       5,429,532               -            -

PIMCO Total Return Fund-Class A,
   465,641 and 0 shares, respectively.............            4,889,228       4,948,184               -            -

Vanguard Institutional Index-Institutional Class,
   21,844 and 0 shares, respectively..............            2,490,442       2,519,194               -            -

Vanguard Windsor-Admiral Class,
   33,400 and 0 shares, respectively..............            1,933,164       1,940,181               -            -

American Balanced Fund-Class A,
   41,105 and 0 shares, respectively..............              732,486         731,091               -            -

Vanguard Morgan Growth-Admiral Class,
   11,788 and 0 shares, respectively..............              647,411         651,184               -            -

Vanguard Total Stock Market-Admiral Class,
   11,803 and 0 shares, respectively..............              354,083         355,971               -            -

Prudential LN AP Fund
   19 and 0 shares, respectively..................                   19              19               -            -
                                                        ---------------  --------------   -------------  -----------

   Total Registered Investment Companies..........           49,058,805      43,744,694      36,486,181   32,712,004

Guaranteed Income Fund (Crediting Interest
   Rate 3.85%)....................................           19,400,789      19,400,789               -            -

Prudential Stable Value Fund
   0 and 471,136 shares, respectively.............                    -               -   *  16,636,950   15,855,508

Participant loans.................................            2,683,262       2,683,262       2,401,337    2,401,337
                                                        ---------------  --------------   -------------  -----------

      Total.......................................      $   119,028,962  $   83,618,673   $ 103,313,910  $64,447,706
                                                        ===============  ==============   =============  ===========

--------------------------
* Represents investments that are greater than 5% of plan assets at the beginning of the plan year.

**   Represents historical cost.


The Company has established a Pension Committee to oversee the activities of the Plan and has appointed the Vice President of Finance to represent the Company as the Plan Administrator. Prudential Investment Company of America is the Trustee for the Plan and the Plan recordkeeper.


During 2005 and 2004, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                                                     2005                 2004
                                                                              -----------------    -----------------
Engineered Support Systems, Inc. Common Stock..........................       $       2,592,575    $       3,424,484
Guaranteed Income Fund.................................................                 568,480                    -
Common Collective Trust................................................                  93,496              615,401
Registered Investment Companies........................................               3,560,048            3,703,275
                                                                              -----------------    -----------------
                                                                              $       6,814,599    $       7,743,160
                                                                              =================    =================

NOTE D - NONPARTICIPANT-DIRECTED INVESTMENTS

Effective January 1, 2005, the Plan was amended and restated to allow full participant direction of all accounts including the Company stock account. Information about the net assets and the significant components of the changes in net assets relating to nonparticpant-directed investments, all of which represent investments in Engineered Support Systems, Inc. common stock, at and for the year ended December 31, 2004 is as follows:

                                                                                      Year Ended December 31
                                                                              --------------------------------------
                                                                                    2005                    2004
                                                                              -----------------    -----------------
Net Assets at Beginning of Year........................................                            $      38,143,219
Contributions..........................................................                                    5,254,044
Investment Income......................................................                                    2,545,031
Benefits Paid to Participants..........................................                                   (4,558,895)
Transfers to Participant-Directed Investments..........................                                     (280,357)
                                                                              -----------------    -----------------
Net Assets at End of Year..............................................                            $      41,103,042
                                                                              =================    =================

                                                                                                          2004
                                                                              -----------------    -----------------
Engineered Support Systems, Inc. Common Stock..........................                            $      36,790,046
Employer Contribution Receivable.......................................                                    4,312,996
                                                                              -----------------    -----------------
Net Assets at End of Year..............................................                            $      41,103,042
                                                                              =================    =================

NOTE E - CHANGES IN THE PLAN

The Plan was restated January 1, 2005 to incorporate the 13 (thirteen) prior amendments into the Plan document. The Plan was further amended to include Systems & Electronics Inc. (SEI) employees hired on or after January 1, 2005 as eligible to participate in the Plan, change the name of the Plan to Engineered Support Systems, Inc. 401(k) and Employee Stock Ownership Plan from Engineered Support Systems, Inc. Employee Stock Ownership Plan, provide rollover IRAs for small balance cash-outs for terminated employees, permit pass-through of dividends on employer securities, and eliminate the two years of plan participation previously required to diversify employer contributions made in Company stock.

On May 1, 2003, the Company acquired all of the outstanding common stock of Technical and Management Services Corp. (TAMSCO). TAMSCO had previously sponsored the TAMSCO Tax Deferred Retirement Plan, a qualified defined contribution plan which last received a favorable determination letter from the Internal Revenue Service in October 2002. As of March 31, 2004, the TAMSCO Tax Deferred Retirement Plan had net assets available for benefits totaling $9,467,438. Effective April 1, 2004, the TAMSCO Tax Deferred Retirement Plan was merged into the Plan.

On September 24, 2003, the Company acquired all of the outstanding common stock of Engineered Environments, Inc. (EEI). EEI had previously sponsored the Engineered Environments, Inc. 401(k) Plan, a qualified defined contribution plan which last received a favorable determination letter from the Internal Revenue Service in January 1997. As of July 31, 2004, the Engineered Environments, Inc. 401(k) Plan had net assets available for benefits totaling $1,097,645. Effective August 1, 2004, the Engineered Environments, Inc. 401(k) Plan was merged into the Plan.

On January 7, 2005, the Company acquired all of the outstanding common stock of Prospective Computer Analysts (PCA). PCA had previously sponsored the Prospective Computer Analysts, Inc. Employee Savings and Retirement Plan, a qualified defined contribution plan which last received a favorable determination letter from the Internal Revenue Service on April 23, 2002. As of June 30, 2005, the PCA Employee Savings and Retirement Plan had net assets available for benefits totaling $3,743,754. Effective July 1, 2005, the PCA Employee Savings and Retirement Plan was merged into the Plan.

On February 1, 2005, the Company acquired all of the outstanding common stock of Spacelink International LLC (Spacelink). Spacelink had previously sponsored the Spacelink International LLC 401(k) Retirement Plan, a qualified defined contribution plan which received a favorable determination letter from the Internal Revenue Service dated January 3, 1991. As of June 30, 2005, the Spacelink International LLC 401(k) Retirement Plan had net assets available for benefits totaling $761,001. Effective July 1, 2005, the Spacelink International LLC 401(k) Retirement Plan was merged into the Plan.

On May 2, 2005, the Company acquired all of the outstanding common stock of Mobilized Systems, Inc. (MSI). MSI had previously sponsored the Mobilized Systems, Inc. 401(k) Incentive Savings Plan, a qualified defined contribution plan which last received a favorable determination letter from the Internal Revenue Service in August 7, 2001. As of October 17, 2005, the Mobilized Systems, Inc. 401(k) Incentive Savings Plan had net assets available for benefits totaling $1,522,989. Effective October 18, 2005, the Mobilized Systems, Inc. 401(k) Incentive Savings Plan was merged into the Plan.

NOTE F - INCOME TAX STATUS

The Plan received a favorable letter of determination from the Internal Revenue Service dated May 23, 2002 indicating compliance with section 401(a) of the Internal Revenue Code and exemption under the provisions of section 501(a). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Thus, provision for an income tax is not required in the accompanying financial statements.

NOTE G - RELATED PARTY AND PARTY-IN-INTEREST

The Company, as Plan administrator and sponsor, is a related party to the Plan. At December 31, 2005 and 2004, the Plan held shares of Company common stock with a market value of $47,886,106 and $47,789,442, respectively. For the year ended December 31, 2005, the Plan purchased $8,789,560 and sold $11,285,474 of Company common stock. For the year ended December 31, 2004, the Plan purchased $6,928,257 and sold $10,551,775 of Company common stock.

Prudential Trust Company as Trustee of the Plan's assets is a party-in-interest as defined by ERISA. For Plan assets managed by Prudential, with the exception of the Guaranteed Income Fund, the Plan held $8,711,979 of investment funds and short-term investments at December 31, 2005 and $7,251,923 of investment funds and short-term investments at December 31, 2004. In 2005, the Plan incurred $48,400 in trustee fees or other administrative expenses. In 2004, the Plan incurred $7,311 in trustee fees or other administrative expenses paid from Plan assets.These transactions are exempt party-in-interest transactions under Section 408 (b) (8) of the ERISA statutes.

NOTE H - PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to provisions of ERISA.

NOTE I - SUBSEQUENT EVENTS

The Board of Directors advised the Trustees that they entered into an Agreement and Plan of Merger with DRS Technologies, Inc. ("DRS") and Maxco, Inc. dated September 21, 2005 (the "Merger Agreement") under which all of the Sponsor's shares of stock (including those held by the Plan) were exchanged for shares of DRS and cash on January 31, 2006. As required by the Merger Agreement, Engineered Support Systems, Inc. amended the Plan to provide for its termination effective January 30, 2006. On May 1, 2006, the Plan submitted an application to the IRS for a favorable determination on the termination of the Plan. Upon receipt of the favorable determination, participants will direct the disposition of their accounts.

NOTE J - NEW ACCOUNTING PRONOUNCEMENT

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1 Reporting of Fully Benefit-Responsive-Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which affects defined contribution pension plans that hold fully benefit-responsive investment contracts. The FSP is effective for all investment contracts as of the last day of the annual period ending after December 15, 2006. The Plan will implement the new accounting standard for the year ending December 31, 2006 and will apply the standard retrospectively to the year ended December 31, 2005, if applicable.

                     Report of Independent Registered Public
                  Accounting Firm on Supplementary Information

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and schedule of reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Income Security Act of 1974. Those supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Rubin Brown LLP
St. Louis, Missouri

July 14, 2006

                        Engineered Support Systems, Inc.
                     401(k) & Employee Stock Ownership Plan

                        EIN: 43-1313242 Plan Number: 003

                                   Schedule I

                     Schedule of Assets Held At End Of Year

                              At December 31, 2005

                           (b)                                    (c)                      (d)             (e)
  (a)               Identity of Issue                  Description of Investment          Cost**      Current Value
---------------------------------------------------------------------------------------------------------------------

   *    Engineered Support Systems, Inc.           Common Stock $.01 par value        $  17,789,928   $  47,886,106
                                                                                      -------------   -------------

Common Stock                                                                             17,789,928      47,886,106

      Alliance Bern Growth & Income Fund- Class A  Large-cap value equity mutual fund     8,383,134       9,691,627

      Janus Twenty Fund                            Large-cap growth equity mutual         5,826,579       6,923,687

      EuroPacific Growth Fund                      Non-U.S. equity mutual fund            5,405,670       6,938,081

      Jennison US Emerging Growth Fund-Class Z     Mid-cap growth equity mutual fund      5,586,603       6,492,956

      Jennison Growth Fund-Class Z                 Large-cap growth equity mutual         1,967,352       2,219,023

      Lord Abbett Small Cap Blend- Class A         Small-cap growth equity fund           5,429,532       5,746,598

      PIMCO Total Return Fund - Class A            Intermediate-term bond mutual          4,948,184       4,889,228

      Vanguard Institutional Index Fund -
      Institutional Class                          Large-cap blend equity mutual          2,519,194       2,490,442

      Vanguard Windsor-Admiral Class               Large cap value equity fund            1,940,181       1,933,164

      American Balanced Fund-Class A               Moderate allocation mutual fund          731,091         732,486

      Vanguard Morgan Growth - Admiral Class       Mid- and Large-Cap equity fund           651,184         647,411

      Vanguard Total Stock Market - Admiral Class  Large-cap blend equity fund              355,971         354,083

      Prudential LN AP Fund                        Loan AP fund                                  19              19
                                                                                      -------------   -------------
Total Registered Investment Companies                                                    43,744,694      49,058,805

*     Guaranteed Income Fund                       Fixed income fund                     19,400,789      19,400,789

                                                   Loans to Plan participants
                                                   bearing interest rates from 4.00%
                                                   to 11.50% due at various dates
      Participant Loans                            through April 2024                     2,683,262       2,683,262
                                                                                      -------------   -------------
                                                                    Total                83,618,673     119,028,962
                                                                                      =============   =============

*  Investments represent allowable transactions with a party-in-interest.

** Value represents historical cost.

The above information is required disclosure for Form 5500, Schedule H, Part IV, line 4i:

                        Engineered Support Systems, Inc.
                     401(k) & Employee Stock Ownership Plan

                                  Schedule II

                        EIN: 43-1313242 Plan Number: 003

                       Schedule of Reportable Transactions

                          Year Ended December 31, 2005

                                                                                                   (h) Current
                                                                       (f) Expense                 value of
(a) Identity                                                           incurred                    asset on       (i) Net
of party       (b) Description  (c) Purchase  (d) Selling  (e) Lease   with          (g) Cost of   transaction    gain
involved       asset            price         price        rental      transaction   asset         date           or (loss)
----------------------------------------------------------------------------------------------------------------------------
Individual Transactions:

Prudential     Guaranteed Int
Investments    Account          $16,825,550   $        -   $        -  $        -    $16,825,550   $16,825,550    $        -

Prudential     Pru Stable
Investments    Value Fd 65      $        -    $16,871,303  $        -  $        -    $16,014,441   $16,871,303    $  856,862

Series of Transactions:

Engineered     Common stock,
Support        $.01 par value
Systems, Inc.  per share        $7,049,340    $        -   $        -  $        -    $7,049,340    $7,049,340     $        -

Engineered     Common stock,
Support        $.01 par value
Systems, Inc.  per share        $        -    $9,545,253   $        -  $        -    $4,303,159    $9,545,253     $5,242,094

Prudential     L A Small Cap
Investments    Blend Fund       $6,027,215    $        -   $        -  $        -    $6,027,215    $6,027,215     $        -

Prudential     L A Small Cap
Investments    Blend Fund       $        -    $  606,282   $        -  $        -    $  603,038    $  606,282     $    3,244

Prudential     PIMCO Total
Investments    Return A         $5,623,761    $        -   $        -  $        -    $5,623,761    $5,623,761     $        -

Prudential     PIMCO Total
Investments    Return A         $        -    $  675,471   $        -  $        -    $  675,718    $  675,471     $     (247)

Prudential     Vanguard Index
Investments    Trust500         $2,738,974    $        -   $        -  $        -    $2,738,974    $2,738,974     $        -

Prudential     Vanguard Index
Investments    Trust 500        $        -    $2,860,546   $        -  $        -    $2,739,562    $2,860,546     $  120,984

Prudential     Pru Stable
Investments    Value Fd 65      $  737,909    $        -   $        -  $        -    $  737,909    $  737,909     $        -

Prudential     Pru Stable
Investments    Value Fd 65      $        -    $17,468,355  $        -  $        -    $16,594,411   $17,468,355    $  873,944


Transactions or series of transactions in excess of five percent of the current value of the Plan's assets as of the beginning of the Plan Year, as defined in 29 CFR Section 2520.103-6 of the Department of Labor Rules & Regulations for Reporting and Disclosure under ERISA.


The above information is required disclosure for Form 5500, Schedule H, Part IV, line 4j:

                        Engineered Support Systems, Inc.
                     401(k) & Employee Stock Ownership Plan
                        EIN: 43-1313242 Plan Number: 003

                Schedule of Delinquent Participant Contributions
                                December 31, 2005










                           Participant Contributions
                            Transferred to Plan Late
                         ------------------------------

                                     $ 6,354
                                     =======






The above information is a required disclosure for Form 5500, Schedule H, Part IV, line 4a.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.


                                     ENGINEERED SUPPORT SYSTEMS, INC.
                                     401(K) & EMPLOYEE STOCK OWNERSHIP PLAN


Date:  July 14, 2006                 /s/ Richard A. Schneider
                                     ------------------------------------------
                                     Richard A. Schneider
                                     Executive Vice President & Chief Financial
                                     Officer of DRS Technologies, Inc. and
                                     Member of the Pension Committee of the Plan

                                  EXHIBIT INDEX
Exhibit
Number        Description
------        -----------
23.1          Consent of Independent Registered Public Accounting Firm
23.2          Consent of Independent Registered Public Accounting Firm